Exhibit 1

Conference Call:	Today, November 4, at 11:00 a.m. ET
Dial-in numbers:	888/391-0233 (US and CAN) or 212/676-5395 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See release text

News Announcement	For Immediate Release

Contact:
Cy Talbot	Joseph Jaffoni, Purdy Tran
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
619/683-9830	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS HIGHER EARNINGS

IN FISCAL 2005 SECOND QUARTER

- Strong Gross Margin and Reduced Operating Expenses Continue

in the Second Quarter -

San Diego, California, November 4, 2004 — Mad Catz Interactive, Inc. (“Mad Catz”) (AMEX/TSX: MCZ), the world’s leading third party video game accessory provider, today announced financial results for the fiscal second quarter and the six-month period ended September 30, 2004.

Net sales for the second quarter ended September 30, 2004 were $20.7 million, a decrease of 2.9% from net sales of $21.3 million during the fiscal 2004 second quarter. Gross profit for the quarter was $5.2 million as compared to $5.3 million, in the same period of the prior year. Gross profit margin for the fiscal 2005 second quarter was 25.3%, compared to 25.1% in the fiscal 2004 second quarter. Selling and administrative expenses for the second quarter of fiscal 2005 were $4.0 million, a decrease of 8.5% from $4.3 million in the same period of the prior year. Selling expenses in the fiscal 2005 second quarter decreased 5.0% to $2.3 million, or 11.3% of net sales, from $2.4 million, or 11.5% of net sales in the prior year second quarter. For the quarter ended September 30, 2004, administrative expenses were $1.6 million, a 13.0% decrease from $1.9 million in the same period of the prior year. The reduction in administrative expenses reflects the consolidation of the Company’s Toronto corporate office with its San Diego headquarters in the fiscal 2004 fourth quarter, as well as the benefits of cost saving measures initiated in the fiscal 2004 fourth quarter and during the first two quarters of fiscal 2005. Income before taxes for the quarter ended September 30, 2004 was $0.5 million, compared to income before taxes of $0.4 million in the prior year second quarter. For the quarter ended September 30, 2004, the Company reported net income of $0.3 million, or $0.01 per basic and diluted share, compared to net income of $0.2 million, or $0.00 per basic and diluted share in the same period of the prior year. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the quarter ended September 30, 2004 was $1.2 million, compared to EBITDA of $1.0 million in the quarter ended September 30, 2003. A reconciliation of EBITDA to the Company’s net income on a GAAP basis is included in the financial tables accompanying this release.

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Mad Catz Interactive, 11/4/04	page 2

Net sales for the six months ended September 30, 2004 were $37.4 million, a 4.4% decrease from $39.1 million in the same period of the prior year. Gross profit for the six-month period increased 11.4% to $9.5 million from $8.6 million in the first six months of fiscal 2004. Selling and administrative expenses for the first half of fiscal 2005 were $7.7 million, a decrease of 12.4% from $8.8 million in the first half of fiscal 2004. Selling expenses decreased to $4.4 million or 11.8% of net sales for the six months ended September 30, 2004 from $5.2 million or 13.2% of net sales in the same period of the prior year. Administrative expenses were $3.3 million or 8.9% of net sales for the first half of fiscal 2005, compared to $3.7 million or 9.4% of net sales in the first half of fiscal 2004. Income before taxes for the first six months of fiscal 2005 was $0.1 million versus a loss before taxes of $1.8 million in the first six months of fiscal 2004. The Company reported a net loss for the first half of fiscal 2005 of $0.1 million or $0.00 per basic and diluted share, compared to a net loss of $1.1 million or $0.02 per basic and diluted share for the first half of fiscal 2004. For the six months ended September 30, 2004, EBITDA was $1.5 million compared to a negative EBITDA of $0.5 million in the same period of the prior year.

Fiscal 2005 Second Quarter Highlights:

■	United States sales were up 5.8% to $16.8 million from $15.9 million.

■	European sales were up 83.6% to $2.1 million from $1.2 million.

■	Gross profit margin was strong at 25.3%.

■	Continued cost containment efforts resulted in lower year-over-year operating expenses.

■	Net income increased 49.6% to $0.3 million.

■	GameShark and Xploder game enhancement software sales accounted for 12.3% of gross sales for the quarter.

■	The Company’s $35.0 million asset based credit facility with Congress Financial was renewed through September 25, 2005.

■	Announced lineup of accessories for the new Nintendo DS (now shipping) and Apple Computer’s iPod ® and iPod Mini® digital music players (shipping early 2005).

■	New product introductions:

■	Mad Catz LiveCon Controllers for Xbox Live.

■	GameShark2 Game Codes with Media Player for PlayStation 2.

■	Starter Kits featuring GameShark Lite for PS2, Xbox and GameCube.

■	Disc Repair Kit for game discs, DVD’s and CD’s.

Commenting on the results, Darren Richardson, President and CEO of Mad Catz Interactive, Inc., stated, “Mad Catz reported strong operating results for the second quarter with consistent gross margins and a reduced operating expense base contributing to an increase in operating profits for the quarter. While total net sales declined from the prior year, we increased worldwide continuing product sales by approximately 10% for the quarter when excluding non-recurring international OEM sales during last year’s second quarter. Ultimately, our goal of delivering greater profits to the bottom line are being realized as net income grew year-over-year for the third consecutive quarter.

“We remain positive about the outlook for the upcoming holiday season, despite ongoing concerns regarding the availability of some console hardware. We believe the launch of several highly anticipated software titles, recent console price cuts in Europe, and the launch of the

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Mad Catz Interactive, 11/4/04	page 3

Nintendo DS in November all bode well for the industry and Mad Catz. In addition, Mad Catz has recently announced a number of new initiatives aimed at adding new revenue streams to leverage the capabilities of the existing business.

“Further contributing to our optimism, Mad Catz has recently introduced a number of products, such as our iPod line, aimed at adding new revenue streams and leveraging our current distribution networks and strong retail relationships. Additionally, we are publishing the first dance game for the Nintendo GameCube, which should leverage our industry expertise as the largest supplier of dance pads. The announcements of these ancillary products demonstrate tangible progress in our initiative to explore adjacent product categories to capitalize on our brands, product design leadership, low-cost manufacturing and distribution capabilities. Our exciting portfolio of newly announced products and the market-leading companies we are working with underscore our strategic initiatives to assert our leadership position in the accessory space with ancillary product opportunities complementary to video gaming.

“Our improved operating results reflect our commitment to profitably managing the business during the back half of the current platform cycle. Working capital management has contributed to lower interest expense and to operating well within our available bank facility. We have built inventory earlier this year to capitalize on potential sales opportunities and to guard against external supply chain issues related to manufacturing in China including possible electrical power and labor shortages as well as the current slow down at the shipping ports in Southern California. As such, we believe we are well positioned to support customer demand during the upcoming holiday season.

“We are pleased to report improved profitability to our shareholders and believe the Company’s current operating performance combined with the recent and upcoming product offerings will continue to result in progress by Mad Catz in achieving our long-term business plan initiatives. This holiday season will be exciting as a new set of opportunities are set into motion, expanding the future growth potential of the Company.”

The Company will host a conference call and simultaneous webcast today November 4, 2004, at 11:00 a.m. ET. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 2 days via telephone at 800/633-8284 (reservation # 21212017) or, for International callers, at 402/977-9140.

About Mad Catz

Mad Catz (www.madcatz.com) designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables, including the industry leading GameShark brand of video game enhancements. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through leading retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

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Mad Catz Interactive, 11/4/04	page 4

Safe Harbor for Forward Looking Statements:

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “should,” “plan,” “goal,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; delays in the Company’s ability to obtain products from its manufacturers in China as a result of the current slow-down at the shipping ports in Southern California; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

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Mad Catz Interactive, 11/4/04	page 5

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, US$)

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
		(as restated)		(as restated)
Net sales	$20,670,008	$21,281,315	$37,388,728	$39,093,418

Cost of sales	15,438,603	15,931,786	27,851,310	30,530,128

Gross profit	5,231,405	5,349,529	9,537,418	8,563,290

Expenses (income):
Selling expenses	2,326,267	2,447,756	4,424,691	5,150,236
Administrative expenses	1,638,676	1,884,598	3,320,528	3,691,276
Stock-based compensation	39,148	40,732	168,435	73,383
Interest expense	217,115	358,069	457,700	743,001
Depreciation and amortization	460,276	313,850	928,512	624,383
Other income	(13,851)	(52,695)	(30,409)	(57,791)
Foreign exchange loss	16,137	3,004	124,310	154,828

	4,683,768	4,995,314	9,393,767	10,379,316

Income (loss) before income taxes	547,637	354,215	143,651	(1,816,026)

Income tax expense (benefit)	254,069	157,978	199,591	(697,058)

Net income (loss)	$293,568	$196,237	$(55,940)	$(1,118,968)

Accumulated deficit, beginning of period	(15,663,515)	(17,480,625)	(15,314,007)	(15,903,579)

Adjustment for the adoption of fair value method of accounting for stock options	—	—	—	(261,841)

Accumulated deficit, end of period, as restated	$(15,369,947)	$(17,284,388)	$(15,369,947)	$(17,284,388)

Net income (loss) per share:
Basic	$0.01	$0.00	$0.00	$(0.02)

Diluted	$0.01	$0.00	$0.00	$(0.02)

Weighted average number of common shares outstanding:
Basic	53,462,716	53,206,719	53,462,716	53,206,719

Diluted	53,462,716	53,482,632	53,462,716	53,206,719

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Mad Catz Interactive, 11/4/04	page 6

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets (US$)

(unaudited)

	September 30, 2004	March 31, 2004
Assets

Current assets:
Cash	$1,189,696	$1,728,233
Accounts receivable	15,742,884	17,039,082
Inventories	28,910,166	16,848,237
Prepaid expenses and deposits	1,317,961	1,489,261
Future income tax assets	2,764,722	2,764,722

	49,925,429	39,869,535

Future tax assets	281,504	281,504
Capital assets	1,414,620	1,565,834
Intangible assets	3,839,978	4,242,196
Goodwill	20,559,694	19,963,731

Total assets	$76,021,225	$65,922,800

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan	$14,736,621	$15,181,863
Accounts payable and accrued liabilities	24,283,534	13,713,250
Accrued taxes payable	236,767	971,136

	39,256,922	29,866,249

Shareholders’ equity:
Capital stock	46,581,957	46,413,522
Cumulative translation adjustment	5,552,293	4,957,036
Accumulated deficit, as restated	(15,369,947)	(15,314,007)

Total shareholders’ equity	36,764,303	36,056,551

Total liabilities and shareholders’ equity	$76,021,225	$65,922,800

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Mad Catz Interactive, 11/4/04	page 7

MAD CATZ INTERACTIVE, INC.

Supplementary Data (US$)

(unaudited)

Change in Accounting Policy

Effective April 1, 2004, the Company adopted, on a retroactive basis, certain transitional provisions of The Canadian Institute of Chartered Accountants’ recommendations regarding the accounting for stock-based compensation. The Company has restated its financial statements for the retroactive application of these provisions. The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2005 – Q1	reduction of $129,287
Fiscal 2004 – Q1	reduction of $ 32,651
Fiscal 2005 – Q2	reduction of $39,148
Fiscal 2004 – Q2	reduction of $40,732
Fiscal 2004 – Annual	reduction of $194,891
Fiscal 2003 – Annual	reduction of $261,841

Geographical Sales Data

The Company’s sales are attributable to the following countries:

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
Sales
United States	$16,784,656	$15,860,200	$31,021,805	$30,592,034
International	2,231,019	3,792,978	3,390,208	6,079,938
Canada	1,654,333	1,628,137	2,976,715	2,421,446

	$20,670,008	$21,281,315	$37,388,728	$39,093,418

EBITDA Reconciliation

EBITDA represents net income (loss) plus interest, taxes, depreciation and amortization.

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
		(as restated)		(as restated)
Net income (loss)	$293,568	$196,237	$(55,940)	$(1,118,968)

Adjustments:
Interest expense	217,115	358,069	457,700	743,001
Income tax expense (benefit)	254,069	157,978	199,591	(697,058)
Depreciation and amortization	460,276	313,850	928,512	624,383

EBITDA	$1,225,028	$1,026,134	$1,529,864	$(448,642)

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Mad Catz Interactive, 11/4/04	page 8

EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe, however, that in addition to the performance measures found in our financial statements, EBITDA is a useful financial performance measurement for assessing our Company’s operating performance. Our management uses EBITDA as a measurement of operating performance in comparing our performance on a consistent basis over prior periods, as it removes from operating results the impact of our capital structure, including the interest expense resulting from our outstanding debt, and our asset base, including depreciation and amortization of some of our assets.

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